

SEC 03051200 COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 28 2003
DIVISION OF MARKET REGULATION

SEC FILE NUMBER
8- 50094

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2002 (MM/DD/YY) AND ENDING June 30, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Financial Security Management, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

575 Lynnhaven Parkway Suite 310
(No. and Street)

Virginia Beach (City) VA (State) 23452 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Fern E. Vazquez 757 431-1414
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Witt Mares Eggleston Smith, PLC
(Name – *if individual, state last, first, middle name*)

701 Town Center Drive Suite 900 Newport News, VA 23606
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 25 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Reginald C. Corinaldi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Financial Security Management, Inc., as of June 30, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President & Supervisory Principal

Title



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Security Management, Inc.

FINANCIAL REPORT

JUNE 30, 2003



WITT MARES
EGGLESTON SMITH, PLC

CONTENTS

	Page
INDEPENDENT AUDITOR'S REPORT	1
FINANCIAL STATEMENTS	
Statement of Financial Condition	3
Statement of Income	4
Statement of Changes in Stockholders' Equity	5
Statement of Cash Flows	6
Notes to Financial Statements	7 - 9
SUPPLEMENTARY INFORMATION	
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	11
Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission	12
Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission	13
Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts	14
INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5	15 and 16



INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Financial Security Management, Inc.
Virginia Beach, Virginia

We have audited the accompanying statement of financial condition of Financial Security Management, Inc., as of June 30, 2003, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards of the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Financial Security Management, Inc., at June 30, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Witt Mares Eggleston Smith PLC

Virginia Beach, Virginia
July 22, 2003

FINANCIAL STATEMENTS

FINANCIAL SECURITY MANAGEMENT, INC.

Statement of Financial Condition
As of June 30, 2003

ASSETS

Cash and cash equivalents	$ 39,030
Investments	116,929
Commissions receivable	26,117
Accounts receivable - related party	16,570
Income taxes receivable	3,467
Prepaid expenses	35,493
Licensing costs, net	3,929
	$ 241,535

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Commissions payable	$ 17,727
Deferred income taxes	8,218
	25,945
STOCKHOLDERS' EQUITY	
Common stock - No par value, 5,000 shares authorized, 1,500 shares issued and outstanding	15,000
Additional paid-in capital	91,667
Stock subscriptions receivable	-
Retained earnings	108,923
	215,590
	$ 241,535

The Notes to Financial Statements are
an integral part of this statement.

FINANCIAL SECURITY MANAGEMENT, INC.

Statement of Income

For the Year Ended June 30, 2003

COMMISSION INCOME	$ 1,104,624
EXPENSES	
Commissions	775,220
Management fees	253,500
Professional fees	26,393
Taxes and licenses	19,394
Office expense	4,709
Amortization	2,312
Education	995
	1,082,523
Gross profit	22,101
INTEREST INCOME	1,218
OTHER INCOME (EXPENSES)	
Unrealized gain on investments	1,409
Loss on sale of investments	(2,348)
	(939)
Net income before income taxes	22,380
PROVISION FOR INCOME TAXES	3,612
NET INCOME	$ 18,768

The Notes to Financial Statements are an integral part of this statement.

FINANCIAL SECURITY MANAGEMENT, INC.

Statement of Changes in Stockholders' Equity

For the Year Ended June 30, 2003

	Shares	Common Stock	Additional Paid-In Capital	Stock Subscription Receivable	Retained Earnings
Retained earnings, beginning of year	1,500	$ 15,000	$ 91,667	$ (23,668)	$ 90,155
Stock Subscription received	-	-	-	23,668	-
Net income	-	-	-	-	18,768
Retained earnings, end of year	1,500	$ 15,000	$ 91,667	$ -	$ 108,923

The Notes to Financial Statements are an integral part of these statements.

FINANCIAL SECURITY MANAGEMENT, INC.
Statement of Cash Flows
For the Year Ended June 30, 2003

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 18,768
Adjustments to reconcile net income to net cash used in operating activities:	
Amortization	2,312
Deferred income taxes (benefit)	333
(Increase) decrease in commissions receivable	19,254
(Increase) decrease in accounts receivable - related party	5,000
(Increase) decrease in prepaid expense	(7,872)
(Increase) decrease in prepaid income taxes	3,203
Increase (decrease) in commissions payable	(14,778)
Total adjustments	7,452
Net cash provided by operating activities	26,220
CASH FLOWS FROM INVESTING ACTIVITY	
Purchase of trading investments	(21,702)
Net cash used in investing activity	(21,702)
CASH FLOWS FROM FINANCING ACTIVITY	
Proceeds from subscription receivable	23,669
Net cash provided by financing activity	23,669
NET DECREASE IN CASH AND CASH EQUIVALENTS	28,187
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	10,843
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 39,030

The Notes to Financial Statements are
an integral part of this statement.

FINANCIAL SECURITY MANAGEMENT, INC.

Notes to Financial Statements
June 30, 2003

Note 1. Summary of Significant Accounting Policies

Organization and Business

Financial Security Management, Inc. (the "Company") is a limited broker/dealer dealing solely in mutual funds and variable annuities, and is located in the Commonwealth of Virginia.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Affiliates

The Company's stockholders also own controlling interests in Financial Security Group, Inc. (FSG) and Financial Security Advisory, Inc. (FSA). These financial statements do not include accounts and transactions of these affiliates.

Recognition of Revenue and Expenses

The Company reports its commission income and expense on a settlement date basis.

Cash Flows

For purposes of the statement of cash flows, all highly liquid investments purchased with maturities of three months or less are considered to be cash equivalents.

Licensing Costs

Licensing costs are amortized over fifteen years using the straight-line method.

Investments

The Company's investments consist of trading securities that are primarily money market mutual funds. Securities that are held for short-term resale are classified as trading account securities and recorded at their fair market values based on stock market quotes. Realized and unrealized gains and losses on trading account securities are included in other income. There were no trades during the year.

(Continued)

FINANCIAL SECURITY MANAGEMENT, INC.

Notes to Financial Statements
June 30, 2003

Note 1. Summary of Significant Accounting Policies (Concluded)

Intangibles

Intangibles are amortized over three years using the straight-line method.

Income Taxes

The Company uses the liability method of accounting for income taxes. Accordingly, deferred tax assets and liabilities are determined based on the difference between the basis of assets and liabilities for financial statement and income tax purposes, using enacted tax rates in effect for the year in which the differences are expected to reverse. Differences relate to the use of accrual basis accounting for financial statement purposes and cash basis accounting for income tax purposes. The deferred tax assets and liabilities represent the future tax consequences of those differences which will either be taxable or deductible when the assets and liabilities are recovered or settled. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Note 2. Income Taxes

Income taxes are reconciled to the Company's actual income tax expense as follows:

Current:		
Federal	$	2,300
State		979
Deferred:		
Federal		274
State		59
Provision for income taxes	$	3,612

Note 3. Liabilities Subordinated to Claims of General Creditors

The Company has no subordination agreements.

FINANCIAL SECURITY MANAGEMENT, INC.

Notes to Financial Statements
June 30, 2003

Note 4. Stock Purchase Agreement

The Company entered into verbal agreements with two stockholders that allow the stockholders to purchase additional shares of stock in the Company. All shares have been issued, and complete payment has been received.

Note 5. Related Party Transactions

FSG provides office space, supplies and administrative support to the Company. The Company paid total fees of $253,500 to FSG for the year ended June 30, 2003. No outstanding balances were due at year-end.

As of June 30, 2003, FSG owed the Company $16,570, which constituted an intercompany loan.

Note 6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2003, the Company had net capital of $160,020, which was $155,020 in excess of its required net capital of $5,000. The company's net capital ratio was .11 to 1 at June 30, 2003.

SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a-5 OF THE SECURITIES AND EXCHANGE ACT OF 1934

FINANCIAL SECURITY MANAGEMENT, INC.

Schedule I

Computation of Net Capital Under Rule 15c3-1

of the Securities and Exchange Commission

As of June 30, 2003

NET CAPITAL		
Stockholders' equity	$	215,590
Deferred income taxes		8,218
Total capital and allowable subordinated liabilities		223,808
Deduct non-allowable assets:		
Accounts receivable - related party		16,570
Prepaid expenses and deposits		38,960
Licensing costs, net		3,929
Haircuts on security positions		4,329
		63,788
Net capital	$	160,020
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition:		
Commissions payable	$	17,727
Total aggregate indebtedness	$	17,727
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	5,000
Excess net capital	$	155,020
Ratio: Aggregate indebtness to net capital		.11 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION		
Net capital, as reported in Company's Part II		
(unaudited) FOCUS report as of June 30, 2003	$	159,675
Allowable credits - deferred income taxes		8,218
Audit adjustments to the following accounts:		
Accounts payable, accrued liabilities, expenses and other		(7,873)
Net capital per above	$	160,020

See Accountant's Report

FINANCIAL SECURITY MANAGEMENT, INC.

Schedule II
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of June 30, 2003

The Company was in compliance with the conditions of exemptions found in SEC rule 15c3-3.

FINANCIAL SECURITY MANAGEMENT, INC.

Schedule III
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of June 30, 2003

The Company was in compliance with the conditions of exemptions found in SEC rule 15c3-3.

FINANCIAL SECURITY MANAGEMENT, INC.

Schedule IV
Schedule of Segregation Requirements and Funds
in Segregation for Customers' Regulated
Commodity Futures and Options Accounts
As of June 30, 2003

The Company was in compliance with the conditions of exemptions found in SEC rule 15c3-3.

WITT MARES
EGGLESTON SMITH, PLC

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Financial Security Management, Inc.
Virginia Beach, Virginia

In planning and performing our audit of the financial statements and supplemental schedules of Financial Security Management, Inc. (the Company) for the year ended June 30, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Witt Mares Eggleston Smith PLC

Virginia Beach, Virginia
July 22, 2003